Andrew Staub



Boz
Helping people accomplish their dreams, with a little help from their people

10 MONTHS

Co-Founder, CEO
MAY 2023 - PRESENT

I'm building a company dedicated to helping people accomplish their dreams. I built an MVP, found a co-founder, found our first beta customers and now I'm raising a friends and family round.



Growing Venmo
How we made paying friends fun

1 YEAR 3 MONTHS

Author
FEB 2023 - PRESENT

I'm writing a book about Venmo. It's the inside story of how we built the company and grew the user base.



Fin
Fin started as an assistant product with ambitions of emulating Samantha from the movie Her. We pivoted to selling the tools we built to optimize our assistants.

7 YEARS 3 MONTHS

Product Engineer, Eng Manager, Product Architect , Fin Analytics, Post-Pivot
OCT 2018 - JAN 2023

I helped build our rules engines, video player, video clip processing, ETL/data transformation system, crm integrations, scim/saml integrations, email system, etc. After landing our first big customer, Fin raised money, grew the engineering team, and I was asked to manage a team of engineers. I re-architected our data models, re-designed our customer experience, and led a team that built out a point and click query interface, allowing customers to interact with data.

Head of Growth, Fin Assistant - Pre-Pivot
NOV 2015 - SEP 2018

I built a waitlist, invite, email, and content marketing system that allowed us to let in new users when we had capacity. I then built and optimized signup and onboarding flows. I eventually led a team of four engineers and a data scientist. Our efforts often produced material growth in usage, but were bottlenecked by increasingly complex human-bound operations. In the end, we weren't able to optimize the efficiency and quality of our assistants to support our pricing.



Mave
A social proof engine and growth platform for apps

1 YEAR 3 MONTHS

Co-Founder, CEO, Head of Product & Sales
AUG 2014 - OCT 2015

Along with two other Venmo engineers, I founded a company and raised a seed round to productize our growth strategies for any app developer. I designed the product and did our marketing and outbound sales. We got around 150 apps to implement our drop-in invite page for iOS apps. It worked great for some apps, but not enough, and we pivoted and built an app to discover apps your friends were using. Apple eventually blocked our app and we decided to join many former teammates at Fin.

Venmo
It's like your phone and your wallet had a beautiful baby

3 YEARS 10 MONTHS

Head of Growth
AUG 2012 - AUG 2014

When we believed Venmo was ready to grow, I was put in charge of growth and given a goal of growing our active user base from 5,000 to 100,000. I implemented Mixpanel to understand user behavior and then either coded or managed the changes we made to optimize our signup flow, activation flows, and referral program. I led a team of 2 engineers, a PM, and an analyst. We drastically increased our acquisition, activation, and referral rates and helped grow the active user base from 5,000 to 1 million.

Product Engineer, 2nd Employee
NOV 2010 - AUG 2012

I was user number 11 on Venmo and I taught myself to code so that the founders would hire me. I joined when we had a few thousand users and helped design and build a lot of the core product, including the bank verification and payment flows, fraud prevention, and social integrations. I also did our customer support for over a year.

EDUCATION

Tulane University, Bachelors
AUG 2001 - JUN 2005

Majors: Finance, Management | GPA: 3.89